UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          SCHEDULE 13G


           UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No.4)

            HERCULES TECHNOLOGY GROWTH CAPITAL, INC.
            ----------------------------------------
                        (Name of Issuer)


                 Common Stock, $0.001 Par Value
                 ------------------------------
                 (Title of Class of Securities)


                           427096508
                           ---------
                         (CUSIP Number)


                       December 31, 2006
                       -----------------
    (Date of Event which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x]          Rule 13d-1(b)

[x]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.427096508                SCHEDULE 13G               Page 2 of 8


  1     Name of Reporting Person                JMP Asset Management LLC

        IRS Identification No. of Above Person                94-3342119

  2     Check the Appropriate Box if a member of a Group        (a)  [ ]

                                                                (b)  [ ]

  3     SEC USE ONLY

  4     Citizenship or Place of Organization                    Delaware

   NUMBER OF       5    Sole Voting Power                      1,342,411
    SHARES
 BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                 1,342,411
  PERSON WITH
                   8    Shared Dispositive Power                       0

 9    Aggregate Amount Beneficially Owned by Each              1,342,411
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9               6.1%

 12   Type of Reporting Person                                        IA

CUSIP No.427096508                SCHEDULE 13G               Page 3 of 8


  1     Name of Reporting Person                        Joseph A. Jolson

        IRS Identification No. of Above Person

  2     Check the Appropriate Box if a member of a Group        (a)  [ ]

                                                                (b)  [ ]

  3     SEC USE ONLY

  4     Citizenship or Place of Organization                         USA

   NUMBER OF       5    Sole Voting Power                        709,946
    SHARES
 BENEFICIALLY      6    Shared Voting Power
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                   709,946
  PERSON WITH
                   8    Shared Dispositive Power

 9    Aggregate Amount Beneficially Owned by Each                   3.2%
      Reporting Person

 10   Check Box if the Aggregate Amount in Row (9) Excludes          [ ]
      Certain Shares

 11   Percent of Class Represented by Amount in Row 9

 12   Type of Reporting Person                                        IN

CUSIP No.427096508                SCHEDULE 13G               Page 4 of 8

Item 1(a).  Name of Issuer:

              Hercules Technology Growth Capital, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

              525 University Avenue, Suite 700
              Palo Alto, CA 94301

Item 2(a).  Names of Person Filing:

              JMP Asset Management LLC ("JMP") and Joseph A. Jolson
              ("Jolson")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

              600 Montgomery Street, Suite 1100
              San Francisco, CA  94111

Item 2(c).  Citizenship:

              JMP - Delaware; Jolson - USA

Item 2(d).  Title of Class of Securities:

              Common Stock, $0.001 par value.

Item 2(e).  CUSIP Number:

              427096508

Item 3. Type of Reporting Person.

              If this statement is filed pursuant to Rule
              13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

              (a) [ ] Broker or dealer registered under section
              15 of the Exchange Act.

              (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

              (c) [ ] Insurance company as defined in section
              3(a)(19) of the Exchange Act.

              (d) [ ] Investment company registered under
              section 8 of the Investment Company Act of 1940

              (e) [x] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


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CUSIP No.427096508                SCHEDULE 13G               Page 5 of 8

              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

   Reference is hereby made to items 5-9 and 11 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

    JMP is filing this Schedule 13G because it acts as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts (collectively, "Client Accounts") that beneficially hold common stock that equal the aggregate amount set forth on page 2 of this Schedule 13G (the "Securities"). As an investment adviser, JMP has been granted the authority to dispose of and vote the Securities held by Client Accounts and, therefore, may be deemed to beneficially own those Securities. The Client Accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

    Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that JMP is, for any purpose, the beneficial owner of any securities to which this Schedule relates, and JMP disclaims beneficial ownership as to those securities, except to the extent of its pecuniary interests therein.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that one or more members, executive officers or employees of JMP might be deemed a "beneficial owner" of some or all of the securities held by Client Accounts in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities held by Client Accounts, and such beneficial ownership is expressly disclaimed.

CUSIP No.427096508                SCHEDULE 13G               Page 6 of 8

     The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 of this Schedule was derived from the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2007, in which the Issuer stated that the number of shares of its Common Stock, $0.001 par value per share outstanding as of December 31, 2006 was 21,927,034 shares.

Item 5. Ownership of Five Percent or Less of a Class.

              By filing this Statement, Jolson reports that he has ceased to be the beneficial owner of more than five percent of the Securities as a result of a change in the aggregate number of Securities outstanding.

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person.

              JMP is filing this Schedule 13G because, as the investment adviser of one or more investment partnerships, pooled investment vehicles and/or one or more client accounts that beneficially hold the Securities, JMP has been granted the authority to dispose of and vote such Securities. The investment partnerships and/or client accounts have the right to receive (or the power to direct the receipt of) dividends received in connection with ownership of the Securities, and the proceeds from the sale of the Securities.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company.

              Not applicable.

Item 8. Identification and Classification of Members of the Group.

              Not applicable.

Item 9. Notice of Dissolution of Group.

              Not applicable.

Item 10.    Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No.427096508                SCHEDULE 13G               Page 7 of 8


                            Signature

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2007        JMP ASSET MANAGEMENT LLC


                                 By:/s/ Joseph A. Jolson
                                 ---------------------------------------
                                       Joseph A. Jolson
                                 Its:  Chief Executive Officer




              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            Signature

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2007        Joseph A. Jolson


                                 By:/s/ Joseph A. Jolson
                                    ------------------------------------
                                    Joseph A. Jolson


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CUSIP No.427096508                SCHEDULE 13G               Page 8 of 8






                          EXHIBIT INDEX



          Exhibit A    Joint Filing Undertaking    Page 8





                    JOINT FILING UNDERTAKING

              The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities
Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  February 14, 2007        JMP ASSET MANAGEMENT LLC


                                 By:/s/ Joseph A. Jolson
                                    ------------------------------------
                                       Joseph A. Jolson
                                 Its:  Chief Executive Officer


                                 Joseph A. Jolson


                                 By:/s/ Joseph A. Jolson
                                    ------------------------------------
                                    Joseph A. Jolson